FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the National Securities Commission dated February 3, 2012

Item 1.

Buenos Aires, February 3, 2012

Messrs.
National Securities Commission

Re: Relevant Update

We notify the following:

The purpose of this letter is to inform you of certain relevant developments concerning the preliminary injunction granted in connection with the file “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy) - Declaration of Certainty” (File 2-K-2010), pending before the Federal Court of First Instance of Bell Ville (hereinafter, the “Bell Ville court”), in respect of which YPF S.A. filed an appeal before the Federal Court of Appeals of Cordoba (hereinafter the “Court of Appeals”), as notified to you in a letter dated February 11, 2011.

In addition, as we informed you in a letter dated March 1, 2011, YPF S.A. brought the court action No. 1.923/2011 “YPF S.A. s/ INHIBITORY,” pending before the Federal Court of First Instance on Federal Administrative Matters No. 2, Secretary No. 3, requesting the inhibition of the federal judge of the Bell Ville court, in the province of Cordoba, in respect of the file “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy) - Declaration of Certainty” (File 2-K-2010), and requesting that a preliminary injunction be granted to modify the unreasonable injunction granted by the Bell Ville court. We also notified you that, following the filing of this court action, the intervening judge, Dr. Esteban Carlos Furnari, decided “... To grant the preliminary injunction requested by YPF S.A., allowing the free disposition of its shares, allowing the sale, assignment or transfer of such shares, provided that Repsol YPF S.A., directly or indirectly owns at least 10% of the shares of YPF S.A. ...”.

In connection with the above notifications, we now inform this Commission that the resolutions of the Court of Appeals dated December 5, 2011 and December 15, 2011, respectively, have become firm. Through such resolutions, the Court of Appeals has ordered, respectively, to (i) modify the preliminary injunction granted on February 4, 2011 by the federal judge of the Bell Ville court, pursuant to which it had ordered that those sales of shares of YPF Argentine subsidiary and/or any other securities transactions that involve the sale, assignment or transfer of the shares of YPF S.A., where the plaintiff and other beneficiaries of the employee share ownership plan (Programa de Propiedad Participada), organized under the Federation of Former Employees of YPF S.A., are not involved or are not a party thereto, be suspended until a final decision is reached in the relevant proceeding; and limiting such preliminary injunction to 10% of the shares of YPF S.A. owned by Repsol, which ownership is being claimed by the plaintiff. In addition, the Court of Appeals has ordered that a judicial deposit of $150,000 be made or that insurance for judicial expenses be arranged for such amount; (ii) to reject the appeal filed by the plaintiff, Mr. Miguel Angel Karcz, against the resolution that rejected the appeal against the order pursuant to which the Bell Ville court was declared incompetent. This decision has become firm.

Yours sincerely,

Guillermo Reda
Market relations officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 6, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer